EXHIBIT 4.9
DESCRIPTION OF MYLAN N.V. SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2019, our ordinary shares, nominal value €0.01, are the only securities of Mylan N.V. (which we refer to as “Mylan,” “we,” “our,” or “us”) registered under Section 12 of the Securities Exchange Act of 1934, as amended (“Exchange Act”). The following description of our ordinary shares does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Dutch law, the applicable Dutch Corporate Governance Code and our articles of association (“Articles”). A copy of our Articles is included as an exhibit to the Annual Report on Form 10-K to which this description has been filed.
Description of our Ordinary Shares
Share Capital
Authorized Share Capital
Our Articles authorize two classes of shares, ordinary shares and preferred shares, each with a nominal value of €0.01 per share. Our authorized share capital amounts to €24,000,000 and is divided into 1,200,000,000 ordinary shares, each with a nominal value of €0.01, and 1,200,000,000 preferred shares, each with a nominal value of €0.01.
Issued Share Capital
We have issued 540,775,263 ordinary shares with a nominal value of €0.01 per share as of February 24, 2020. All our ordinary shares are fully paid up and non-assessable.
There were no issued and outstanding preferred shares as of February 24, 2020. Pursuant to a call option agreement we have entered into with Stichting Preferred Shares Mylan (a Dutch foundation (stichting)) (the “Foundation”), the Foundation has the right to exercise its call option to acquire from time to time, at an exercise price of €0.01 per share, Mylan preferred shares up to a maximum number at any time equal to the total number of Mylan ordinary shares issued at such time consistent with its governing documents and applicable Dutch law.
Issuance of Shares
Under Dutch law, the general meeting has the authority to issue shares of a company and to exclude or restrict pre-emptive rights. The general meeting, however, typically delegates to the Board of that company its authority to issue shares and to exclude or restrict pre-emptive rights, consistent with market practice. Our general meeting of our shareholders (“General Meeting”) granted an 18-month authorization to our board of directors (“Board”) as of June 21, 2019, which will expire on December 21, 2020, such that until December 21, 2020 our Board has the authority to resolve upon the issuance of ordinary shares or to grant rights to subscribe for ordinary shares in Mylan’s share capital, up to a maximum of 20% of Mylan’s issued share capital, as per the end of the trading day on the date of our annual meeting of shareholders held on June 21, 2019 (the “2019 AGM”), which was 540,117,694 ordinary shares, with no more than 10% of such issued share capital, as per the end of such trading day, to be applied for general purposes, and to exclude or restrict pre-emptive rights in connection therewith (see “—Pre-emptive Rights” below). From and after December 21, 2020, the General Meeting will have the power and authority upon a proposal duly made by our Board to so decide to issue shares up to our maximum authorized share capital at the time of such issuance, provided that the General Meeting may delegate to and vest our Board with the power and authority to decide, from time to time, to issue shares (including subscription rights thereto) up to such maximum amount (but in any event not to exceed our authorized share capital at the time of such issuance) and for such period (but in any event not to exceed a period of five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law. Unless otherwise expressly provided therein, any such delegation by the General Meeting to our Board of the power and authority to decide to issue shares will be irrevocable.
The consideration for which any shares will be issued (including any subscriptions rights related thereto), as decided on by the General Meeting or our Board, as applicable, and the terms and conditions of such issuance of shares will be as set forth in the resolution of the General Meeting or our Board, as applicable, authorizing the issuance thereof.
Pre-emptive Rights
Holders of our ordinary shares have a pre-emptive right with respect to the issuances of our ordinary shares in proportion to the aggregate nominal amount of the ordinary shares held by each shareholder. Holders of our ordinary shares have no pre-emptive right with respect to the issuances of our preferred shares. Also, our shareholders do not have pre-emptive rights upon the issuance of ordinary shares (i) against payment other than in cash, (ii) to employees of us or our group companies, or (iii) to a party exercising a previously acquired right to subscribe for ordinary shares.
Until December 21, 2020, our Board may restrict or exclude any pre-emptive rights with respect to any share issuance (including subscription rights thereto) that our Board is authorized to resolve upon (see “—Issuance of Shares” above). From and after December 21, 2020, pre-emptive rights may be restricted or excluded with respect to any share issuance (including subscriptions rights thereto) pursuant to a resolution of the General Meeting upon a proposal duly made by our Board, or pursuant to a resolution of our Board if the power and authority to restrict or exclude pre-emptive rights has been delegated to our Board by the General Meeting for such period (but in any event not to exceed five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law.
Unless otherwise expressly provided therein, any such delegation by the General Meeting will be irrevocable.
A resolution of the General Meeting to restrict or exclude pre-emptive rights or to delegate to our Board the power and authority to restrict or exclude pre-emptive rights generally requires the approval of a majority of the votes cast at the General Meeting. If less than half of the issued share capital is represented at the meeting, the approval of at least two-thirds of the votes cast at the General Meeting is required.
Composition of Our Board
As of February 24, 2020, our Board had 13 members. Our Articles require that our Board has at least one executive director and two non-executive directors. Our directors serve one-year terms and our entire Board is up for reelection at each annual General Meeting.
Election and Removal of Directors
Binding Nominations
Our directors are appointed by the General Meeting from a binding nomination proposed by our Board. The General Meeting may only overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overrules a binding nomination for a director, our Board will promptly make a new binding nomination to be submitted to a subsequent General Meeting. If the Board fails to exercise its right to submit a binding nomination for a director or fails to do so in a timely manner, the General Meeting may nominate and appoint a director (with a majority of at least two-thirds of the votes cast representing more than half of Mylan’s issued share capital), provided that the relevant nominee(s) is/are named in the agenda of the meeting or the explanatory notes thereto.
Removal
Directors may be suspended or removed by the General Meeting, with or without cause, at any time. Our Articles provide that a resolution of the General Meeting to suspend or remove a director pursuant to and in accordance with a proposal by our Board will be passed with an absolute majority of the votes cast. A resolution of the General Meeting to suspend or remove a director other than pursuant to and in accordance with a proposal by our Board will require a two-thirds majority of the votes cast, representing more than half of the issued share capital.
Vacancies
Our Articles provide that in the event of a vacancy, our Board continues to be validly constituted by the remaining directors, and our Board may elect a new director to temporarily fill such vacancy until the next General Meeting and the appointment by the General Meeting of a new director.
In the event all non-executive directors are absent or unable to act, then the executive directors will be authorized to temporarily entrust the tasks and duties of the non-executive directors to one or more other persons. In the event all directors are absent or unable to act, the most recent chairman of our Board and/or such person(s) that he or she appoints will be temporarily entrusted with the tasks and duties of the non-executive directors until the next General Meeting at which new non-executive directors are appointed, and such person(s) will be authorized to temporarily entrust the tasks and duties of the executive directors to one or more other persons until the next General Meeting at which a new executive director or directors are appointed.
Transfer of Shares
For as long as our ordinary shares are listed on the Nasdaq Global Select Market (“Nasdaq”) or the New York Stock Exchange, the property law aspects of our ordinary shares which have been included in a register administered by our transfer agent shall be governed by the laws of the State of New York.
Any transfer of our preferred shares is restricted under our Articles and will require the approval of our Board.
Form of Shares
Our ordinary shares have been issued in registered form only. No share certificates will be issued for our ordinary shares, unless our Board in its discretion otherwise determines. A share register will be kept by us or on our behalf.
Repurchase of Our Shares
Under Dutch law, a company may not subscribe for newly issued shares in its own capital. Subject to certain provisions of Dutch law and our Articles, we are permitted to acquire fully paid up shares of our share capital for such consideration as our Board may determine (but within the boundaries set by the General Meeting), to the extent that (i) the shareholders’ equity less the acquisition price is not less than the sum of the paid-up and called-up part of our capital and the reserves that we are required to maintain pursuant to Dutch law, (ii) the nominal value of the shares to be acquired in our capital, which we hold or hold in pledge or which are held by a subsidiary, does not exceed 50% of the issued capital, and (iii) the acquisition of such shares has been authorized by the General Meeting. Such authorization to repurchase our ordinary or preferred shares will be valid for a maximum of 18 months (subject to further authorizations). The General Meeting granted an 18-month authorization as of June 21, 2019, which will expire on December 21, 2020, authorizing our Board to repurchase (i) up to 10% of the ordinary shares issued and outstanding at the end of the trading day on the date of the 2019 AGM, which was 515,519,620 ordinary shares, for a period of 18 months, at prices as to be determined by the Board, one or more of its members or the Chief Financial Officer (the “CFO”) in their discretion, by any means, including, without limitation, on the open market (including block trades that satisfy the safe-harbor provisions of Rule 10b-18 pursuant to the Exchange Act), through privately negotiated transactions or in one or more self-tender offers at prices per share between an amount equal to €0.01 and an amount equal to 110% of the market price of the ordinary shares on Nasdaq (the market price being deemed to be the average of the closing price on each of the consecutive days of trading during a period no shorter than one trading day and no longer than 10 trading days immediately preceding the date of repurchase, as reasonably determined by Mylan’s Board or one or more its members or the CFO) and (ii) the maximum number of preferred shares allowed under Dutch law from the Foundation for a period of 18 months against the nominal value of the preferred shares. Authorization is not required for the acquisition of our ordinary shares listed on Nasdaq for the purpose of transferring the shares to employees under our equity incentive plans. Subject to applicable limits under Dutch law and applicable securities regulation and proper authorization permitting share repurchases, we may engage in repurchases of our shares from time to time.
Capital Reduction
Pursuant to and in accordance with a proposal of our Board, the General Meeting will be permitted to resolve to reduce our issued share capital by (i) cancellation of shares held by us, (ii) reduction of the nominal value of a specific class of shares to be effected by an amendment of our Articles, or (iii) cancellation of all preferred shares. A reduction of the nominal value of shares of a specific class without repayment will be required to be effected proportionally among all shares of that specific class. A resolution that would result in the reduction of capital requires prior or simultaneous approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. A resolution to reduce capital generally requires a public filing and notice of such filing in a Dutch daily newspaper, allowing our creditors to object to the reduction in capital under specified circumstances and in a manner specified by Dutch law.
Dividends and Other Distributions
Under Dutch law, distributions may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up part of our issued share capital and the reserves that must be maintained under Dutch law or our Articles. Dividends may be declared after adoption of the annual accounts by the General Meeting and only upon the recommendation and proposal of our Board.
The profits as they appear from the annual accounts will be distributed as follows:

•	First, if our preferred shares are outstanding, a dividend is distributed to our preferred shares in accordance with our Articles;

•	Second, our Board will determine which part of our profits remaining after such distribution on our preferred shares, if applicable, will be reserved; and

•
Third, to the extent not distributed as a dividend in respect of our preferred shares and/or reserved as described above, the profits will be available for distribution to holders of our ordinary shares, provided that any such distribution must be authorized by our Board.

Interim dividends may be declared as provided in our Articles and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up part of our issued share capital and the required legal reserves as described above as apparent from interim financial statements prepared in accordance with Dutch law.
Annual Meeting of Our Shareholders
Our Articles provide that the annual General Meeting will be held within six months of the end of our financial year in Amsterdam, Rotterdam, The Hague, Bunschoten-Spakenburg, Haarlemmermeer (Schiphol), Schiermonnikoog, Groningen or Leeuwarden. Annual General Meetings will be convened by our Board or the chairman of our Board (the “Chairman”) in the manner and with reference to the applicable provisions of Dutch law. Under our Articles, the notice convening an annual General Meeting must state the subjects to be discussed at the General Meeting, the venue and time of the General Meeting, the procedures for participating and exercising voting rights in the General Meeting and any other information required pursuant to applicable law or stock exchange requirements.
Dutch law provides that the record date for an annual General Meeting, if any, will be 28 days prior to the date of such General Meeting.
Extraordinary Meetings of Our Shareholders
Dutch law provides that one or more shareholders representing at least one-tenth of our issued share capital may request a Dutch court order that a General Meeting be held and may, on such application, be authorized by the court to convene a General Meeting. The court will disallow the application if the applicants have not previously requested our Board convene a General Meeting and the Board has taken the necessary steps to hold the General Meeting within six weeks after the request.
In addition, our Articles provide that extraordinary General Meetings will be held as often as the Chairman or our Board deems necessary.
Our Articles provide that extraordinary General Meetings will be held in the manner and with reference to the applicable provisions of Dutch law. Under our Articles, the notice convening an extraordinary General Meeting must state the subjects to be discussed at the General Meeting, the venue and time of the General Meeting, the procedures for participating and exercising voting rights in the General Meeting and any other information required pursuant to the applicable law or stock exchange requirements.
Dutch law provides that the record date for an extraordinary General Meeting, if any, will be 28 days prior to the date of such General Meeting.
Advance Notice Procedures for a Shareholder Proposal
Our Articles provide that agenda items or resolutions may only be proposed by one or more of our shareholders representing at least 3% of our issued share capital, must be submitted in writing 60 calendar days before the date of an annual or extraordinary General Meeting and must otherwise comply with applicable law.
Voting Rights
Each of our ordinary shares and each of our preferred shares confers the right to cast one vote at the General Meeting. As a result, the number of votes that a shareholder may cast equals the number of shares such shareholder holds. Under Dutch law and our Articles, shareholders do not have cumulative voting rights.
Resolutions of the General Meeting are passed by an absolute majority of the votes cast, provided that at least one-third of the issued share capital is present or represented, unless Dutch law or our Articles prescribe a larger majority. Under Dutch law or our Articles, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to designate our Board as authorized to restrict or exclude rights of pre-emption; or

•	a resolution to enter into a legal merger or a legal demerger (subject to certain limited exceptions).
In addition, certain amendments to our Articles and certain transactions between us and an “interested person” must be approved by a resolution of the General Meeting by a majority of at least 75% of the votes cast, representing more than half of the issued share capital. An “interested person” is defined by our Articles to mean any person who beneficially owns 10% or more of our outstanding shares. See “—Amendment of Our Articles” and “—Approval of Certain Transactions” below.
Quorum
Our Articles provide that insofar as Dutch law or our Articles do not prescribe otherwise, resolutions of the General Meeting must be passed by an absolute majority of votes cast at a General Meeting at which at least one-third of the issued share capital is present or represented. Under Dutch law and our Articles, there are special majority and quorum requirements that apply in relation to certain specific resolutions.
Action by Written Consent

Under Dutch law, resolutions of shareholders outside a General Meeting are possible provided the articles of association expressly allow it and subject to certain other conditions. Our Articles permit our shareholders to adopt resolutions outside a General Meeting provided that all shareholders entitled to vote have cast their vote in favor of such proposal. Our Articles also permit the holders of our Preferred Shares to take action by written consent.
Amendment of Our Articles
Upon a proposal of our Board, the General Meeting generally will be authorized to resolve to amend our Articles by an absolute majority of votes cast at a General Meeting at which at least one-third of the issued share capital is present or represented. However, resolutions of the General Meeting to amend certain enumerated provisions may only be adopted by the General Meeting with a majority of at least 75% of the votes cast, representing more than half of the issued share capital.
This special shareholder vote requirement applies to amendments to the provisions of our Articles that require resolutions of the General Meeting be adopted only pursuant to and in accordance with a proposal by our Board in order to (i) reduce issued share capital; (ii) issue ordinary shares or preferred shares; grant rights to subscribe for ordinary and preferred shares; restrict or waive pre-emptive rights with respect to any issuance of, or grant rights to subscribe for, ordinary and preferred shares; or delegate the power and authority to take the foregoing actions; (iii) approve or enter into any legal merger or demerger; liquidate or dissolve us; make a distribution on our ordinary shares from our profits or reserves; or request that our Board file a petition in bankruptcy with respect to us; (iv) provide that the directors are elected upon the binding nomination of our Board; (v) provide for the suspension or removal of directors; (vi) govern amendments to our Articles; (vii) establish the competent courts of Amsterdam, the Netherlands as the sole and exclusive forum for certain legal proceedings; and (viii) require certain transactions between us and an “interested person” be approved by a majority of at least 75% of the votes cast, representing more than half of the issued share capital, at the General Meeting. Our Board may resolve to amend the rules of our Board (the “Board Rules”) by the affirmative vote of a majority of our Board.
Duties of Directors
Under Dutch law, our Board is collectively responsible for our general affairs and executive directors are responsible for our daily management and operation. Non-executive directors are responsible for providing advice to our Board, for supervision of the performance of duties by our directors and general supervision of our business. Directors must act for the benefit of Mylan and its business, strategy and mission, taking into account the interests of all stakeholders, such as shareholders, creditors, employees, customers, suppliers, relevant patient populations and communities in which Mylan operates and the importance of the sustainable success of the company’s business. Directors may not engage in self-dealing, take actions that are devoid of any business rationale or violate our governing documents.
Limitations on Liability of Directors
Under Dutch law, our directors may not be held jointly and severally liable to Mylan for damages unless the director breaches his or her fiduciary duties and a serious reproach can be made against him or her. Directors may be held liable to third parties for any actions that may give rise to a tort.
The tasks of our directors may be allocated under or pursuant to our Articles or the Board Rules, provided that the General Meeting has stipulated whether a director is appointed as an executive or as a non-executive director and furthermore provided that the supervision of the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed as the Chairman or delegated the task of establishing the remuneration of executive directors or nominating directors for appointment. Tasks that have not been allocated fall within the power of the Board as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for Mylan’s general affairs. Therefore, certain important decisions of the Board should be adopted by the Board in its entirety. All directors are jointly and severally liable for failure of one or more co-directors. However, an individual director may be exempted from liability if he or she proves that he or she cannot be held seriously culpable for the mismanagement or the improper supervision and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement or the improper supervision. In this regard, a director may refer to the allocation of tasks between the directors. In certain circumstances, directors may incur additional specific civil, administrative and criminal liabilities.
Indemnification of Directors and Officers
Without prejudice to any indemnity to which any person may be contractually or otherwise entitled, the Articles provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), whether brought by or in the name of the Company or otherwise, by reason of the fact that he is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by law, including, but not limited to Dutch law, as may be amended from time to time (but, in the case of such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment),against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes pursuant to the Employee Retirement Income Security Act of 1974, as amended, or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board. As a Dutch company, our indemnification obligations to our directors and officers will be subject to and interpreted in accordance with Dutch law.
Under Dutch law, indemnification generally will not be available to any person in respect of any claim, issue or matter as to which such person will have been adjudged in a final and non-appealable judgment by a Dutch or other court of competent jurisdiction to be liable for intentional recklessness or willful misconduct in the performance of his or her duty to us unless such court determines that such person is fairly and reasonably entitled to such indemnification despite the adjudication of such liability, or to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy. Also, no indemnification will be made in respect of any claim brought by us and for which the person is adjudged in a final and non-appealable judgment to be liable to us unless the court or we have determined that indemnification of some or all expenses incurred by the person is appropriate and permitted under applicable law.
We also have entered into indemnification agreements with each of our directors and certain of its officers that provide them with substantially similar indemnification rights to those provided under the Articles.
The Articles also provide that we may maintain an insurance policy which insures directors and officers against certain liabilities which might be incurred in connection with the performance of their duties. We currently maintain such a policy. The description of indemnity herein is merely a summary of the provisions in the Articles and other indemnification agreements, and such description shall not limit or alter the provisions in the Articles or other indemnification agreements.
Forum Selection
Unless we consent in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forum for any action asserting a claim for breach of a duty owed by any of our directors, officers or other employees (including any of our former directors, former officers or other former employees to the extent such claim arises from such director, officer or other employee’s breach of duty while serving as our director, officer or employee) to us or our shareholders; any action asserting a claim arising pursuant to or otherwise based on any provision of Dutch law or our Articles; any action asserting a claim that is mandatorily subject to Dutch law; or to the extent permitted under Dutch law, any derivative action or proceeding brought on behalf of us, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein.

Dutch law does not provide for derivative suits. However, Dutch law does provide for class actions, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt-out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities law.
Compensation of Directors
Dutch law requires that we have a policy governing the remuneration of directors adopted by the General Meeting upon the recommendation and proposal of our Board. The remuneration of each individual executive director and non-executive director will be determined by our Board with due observance of the remuneration policy. The executive directors may not participate in the deliberation and the decision-making process of our Board if it concerns the remuneration of an executive director.
Proposals concerning plans or arrangements in the form of shares or rights to subscribe for shares for directors will be submitted by our Board to the General Meeting. The proposal must include the maximum number of shares and/or options that may be granted to directors under the plan and which criteria apply to the granting of such shares or options or to the modification of these arrangements.
Protective Measures
Under Dutch law, various protective measures are permissible. Our governance arrangements include several provisions that may have the effect of delaying a potential takeover or making a takeover more difficult or less attractive, including:

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we have issued a call option to subscribe for our preferred shares to the Foundation that, if exercised, could discourage, prevent or delay a potential takeover or allow us to further discuss with a potential acquiror its future plans for us as well as to search for strategic alternatives;

•
requirements that certain matters, including the amendment of our Articles (see “—Approval of Certain Transactions” below), may only be brought to the General Meeting for a vote upon a proposal by our Board; and

•	the appointment of our directors is subject to a binding nomination by our Board.
Approval of Certain Transactions
Under Dutch law, resolutions of our Board regarding a significant change in the identity or nature of Mylan or its business must be approved at a General Meeting. Such resolutions include in any event the transfer of the business or a substantial part thereof, entering into or terminating a long-lasting cooperation agreement with a third party and the sale or purchase of a company or a stake in a company with a value of one-third of our assets (according to the most recently adopted annual accounts plus the explanatory notes to that balance sheet).
Our Articles require that certain transactions between us and an “interested person” be approved by a majority of at least 75% of the votes cast, representing more than half of the issued share capital, of the General Meeting. An “interested person” is defined by our Articles to mean any person who beneficially owns 10% or more of our outstanding shares. The transactions subject to this special vote requirement include (i) any legal merger to which we and an interested person are parties, (ii) any legal demerger to which we and an interested person are parties,

(iii) any sale, lease, exchange or other disposition of all or substantially all of our properties or assets to an interested person, (iv) the adoption of any plan or proposal for our liquidation or dissolution under which the rights of an interested person differ from those accorded to other holders of our ordinary shares, or (v) any transaction of a character described in (i), (ii), (iii) or (iv) involving an “affiliate” or “associate” of an interested person or an associate of any such affiliate. For purposes of this provision, (i) an “affiliate” of a person is another person that directly or indirectly controls, is controlled by, or is under common control with such person and (ii) an “associate” of a person is (a) any corporation or organization of which such person is an officer, partner, or beneficial owner of 10% or more of any class of equity securities, (b) any trust or estate in which such person has a 10% or greater beneficial interest or for which such person serves as a trustee or in a similar capacity, or (c) any relative or spouse of such person, or relative of such spouse, who has the same residence as such person. This special shareholder vote requirement does not apply to any transaction which is (i) approved by the vote of a majority of our Board prior to the time the interested person connected with the transaction became an interested person or (ii) approved by our Board prior to the consummation by the vote of an absolute majority of the votes cast, whereby the majority of all executive and non-executive directors of our Board who were not interested persons, an affiliate, associate or agent of such interested persons or an associate or agent of any such affiliate voted in favor of the resolution. Our Articles provide that the General Meeting may only adopt certain resolutions upon the recommendation and proposal of our Board. These resolutions concern, amongst other items, (i) any amendment to our Articles; (ii) any legal merger of us; (iii) any demerger; or (iv) any dissolution of us.
Limitations on Non-Residents
There are no limits under the laws of the Netherlands or in our Articles on non-residents of the Netherlands holding or voting our ordinary shares.
Squeeze-Out
Under Dutch law, a shareholder who—alone or together with one or more group companies—for their own account contribute(s) at least 95% of a company’s issued share capital may initiate proceedings against the company’s minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof Amsterdam) (the “Enterprise Chamber”). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch daily newspaper with a national circulation.
Dissolution/Liquidation
A resolution to dissolve our company may be proposed by our Board and adopted by an absolute majority of the votes cast, in a meeting in which at least one-third of our issued share capital is present or represented.
If we are dissolved, our assets would be used for payment of debts. After payment of debts and the costs of liquidation, payments are first made to the holders of any outstanding preferred shares in accordance with the procedures set forth in our Articles and below, and the balance of our assets would be paid to the holders of our ordinary shares in proportion to the number of our ordinary shares they held. If our preferred shares are outstanding at the time of a dissolution, prior to the distribution to the holders of our ordinary shares, an amount will be paid to the holders of our preferred shares equal to the redemption amount referred to in our Articles, increased by: (i) any deficit in the payment of dividends referred to in our Articles and (ii) an amount equal to the percentage referred to in our Articles on the compulsory amount paid on the preferred shares, calculated over the period starting on the first day after the last full financial year for which the company has adopted annual accounts prior to the liquidation and ending on and including the day of the payment on preferred shares referred to above, plus any accrued and unpaid dividends for prior periods, with due observance of the fact that any and all dividends and/or other distributions paid on the preferred shares relating to such periods will be deducted from the payment.

Listing
Our ordinary shares are listed on Nasdaq under the ticker symbol “MYL”.